SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________
FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES,
S.A.B. DE
C.V.
(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)
__________________________

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE
MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.
By: /s/ Gonzalo Alarcon
Name: Gonzalo Alarcon
Date: April 29, 2009
Title: General Counsel

First Quarter 2009 Results

MAXCOM REPORTS RESULTS FOR THE FIRST QUARTER OF 2009

Mexico City, D.F., April 29, 2009. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended March 31, 2009.

NOTE: The monetary amounts presented in these tables have been prepared in accordance with Mexican Financial Reporting Standards (“NIF” or “Mexican GAAP”).  Figures are expressed in millions of current Mexican Pesos.

Results | First Quarter 2009

Financial Highlights:

•
First quarter 2009 revenues reached Ps. 638 million and increased by Ps. 14 million or 2% in comparison to the first quarter of 2008. Sequentially and in comparison to the fourth quarter revenue decreased by 5%.

•	Sequentially and in comparison to the fourth quarter of 2008 the network operating costs decreased by 9% to reach Ps. 295 million in comparison to Ps. 326 million.

•	Sequentially and in comparison to the fourth quarter of 2008 selling, general and administrative expenses decreased by 13% to reach Ps. 192 million in comparison to Ps. 221 million.

•	EBITDA increased sequentially 19% to Ps. 151 million in the first quarter in comparison to Ps. 123 million in the fourth quarter of 2008.

•	EBITDA margin improved sequentially from 19% in the fourth quarter of 2008 to 24% this reporting quarter.

•	The company’s cash position at the end of the first quarter was Ps. 1,630 million or US$114 million.

	1Q09	1Q08	Δ %
Million Pesos
Revenues	638	624	2%
EBITDA	150	192	(22%)
EBITDA Margin	24%	31%
Adj. EBITDA	151	194	(22%)
Adj. EBITDA Margin	24%	31%
Net Income	(115)	8	N.A.

Pesos
Earnings per Share Basic	-	0.01	-
Earnings per Share Diluted	-	0.01	-

Operating Highlights:

•
Total company Revenue Generating Units  or RGU’s, increased to 477,751 or 22% in the first quarter of 2009 compared to 391,477 the same period last year. The Company recorded RGU net adds of 3,217 in the quarter.

•	Total company customer base increased by 1% to reach 222,400 customers.
•
When compared to the same period last year voice RGU’s (formerly voice lines in service) increased 5% to reach 366,025. Voice RGU’s include residential voice, commercial voice, public telephony lines and wholesale lines.

•	Data residential RGU’s more than doubled to 36,468.
•	The number of coin operated public phones reached 37,819 an increase of 36% in comparison to those in the first quarter of 2008.
•	The total mobile RGU base reached 52,431 units which is three times the number registered in 2008.
•	Pay TV number of RGUs reached 19,467 more than double the number recorded in 2008.
•	Residential RGU per customer increased from 1.2 in 2008 to 1.5 in 2009.
•	Commercial RGU per customer increased from 12.7 in 2008 to 16.7 in 2009.

First Quarter 2009 Results

Operating  Results

	1Q09	1Q08	Δ%
Residential Customers	217,250	215,259	1%
Voice	210,944	212,765	(1%)
Data	32,284	14,569	122%
Mobile	47,915	11,814	306%
TV	19,467	8,222	137%

Residential RGUs	331,121	266,348	24%
Voice	223,373	227,139	(2%)
Data	36,468	17,531	108%
Mobile	51,813	13,495	284%
TV	19,467	8,183	138%
RGU per Residential Customer	1.5	1.2

Commercial Customers	5,108	5,922	(14%)
Voice	4,778	5,658	(16%)
Data	1,428	1,301	10%
Mobile	65	112	(42%)
Other	188	138	36%

Commercial RGUs	85,111	75,229	13%
Voice	81,133	70,500	15%
Data	2,981	3,060	(3%)
Mobile	618	1,351	(54%)
Other	379	318	19%
RGU per Commercial Customer	16.7	12.7

Public Telephony RGUs	37,819	27,730	36%

Wholesale RGUs	23,700	22,170	7%

Total RGUs	477,751	391,477	22%

Voice RGUs (voice lines in service)	366,025	347,539	5%
Total Number of Customers	222,400	221,181	1%

First Quarter 2009 Results

Revenues

Maxcom total revenues for the first quarter of 2009 were Ps. 638 million, an increase of 2% over revenues of Ps. 624 million, recorded in the first quarter of 2008. The following table is a breakdown of the sources of revenue for the Company.

		1Q 09	Weight %		1Q 08	Weight %	Δ%
Residential	Ps.	238	37%	Ps.	263	42%	(10%)
Commercial		185	29%		190	30%	(2%)
Public Telephony		113	18%		94	15%	20%
Wholesale		98	15%		72	12%	36%
Other Revenue		4	1%		5	1%	(20%)
Total	Ps.	638	100%	Ps.	624	100%	2%

Residential

Residential revenues represented 37% of the total during the first quarter, compared with 42% in the same quarter of 2008. Revenues in the residential business segment reached Ps. 238 million, a decrease of 10% in comparison to Ps. 263 million in the first quarter of 2008.

The Ps. 25 million decrease in revenues is directly related to the following:

1.	Usage charges for mobile and long distance traffic decreased by approximately Ps. 20 million, as users are being more cautious on the duration and the number of calls which are charged by the minute;
2.
Monthly recurrent charges decreased by Ps. 3 million driven by the natural effect of bundling services. The product mix that carry a monthly rent benefited from pay tv and data RGUs but was offset by the larger contribution of mobile RGUs to the total base; and,

3.	Installation charges during the quarter were lower by Ps. 3 million.

However and partially offsetting this decrease in revenue, local usage increased by Ps. 1 million.

Residential RGU per customer increased from 1.2 in the first quarter of 2008 to 1.5 in the first quarter of this year. However as the company has increased the take rate, bundled products tend to have lower products prices, therefore affecting overall revenues.

Commercial

Commercial revenues represented 29% of the total during the first quarter of 2009, compared with 30% in the same quarter of 2008. Revenues in the Commercial Business reached Ps. 185 million, a decrease of 2% in comparison to Ps. 190 million in the same period of 2008.

The decrease of Ps. 5 million in revenues during the first quarter of 2009 is mainly explained by:

1.
Business customers have decreased their usage in local, long distance and fixed-to-mobile calls, as a result of the current economic environment. This effect represented a decrease of approximately Ps. 6 million; and,

2.	Lower installation charges of Ps. 5 million.

However and partially offsetting this decrease the company recorded an increase in monthly charges of approximately Ps. 6 million.

In addition, RGU per commercial customer increased from 12.7 in the first quarter of 2008 to 16.7 to the first quarter of 2009. However as the decrease in usage was previously explained, the effect has been minimized..

Public Telephony

Public Telephony represented 18% of total revenues during the first quarter of 2009. Revenues in this business totaled Ps. 113 million, an increase of 20% when compared to Ps. 94 million in 2008. The increase in revenues is attributed to the 36% growth in the base of public telephones installed. However and partially offsetting this increase, ARPU fell 14% mainly driven by fewer calls to mobile phones which carry the highest rate per minute.

First Quarter 2009 Results

Wholesale

In the first quarter of 2009, Wholesale revenues increased by 36% to reach Ps. 98 million, in comparison to the Ps. 72 million registered during the same quarter in the previous year. The increase in the Wholesale Business was driven by the combination in the exchange rate year over year, and also by higher traffic and long distance termination.

Network Operation Cost

Network Operation Costs in the first quarter of 2009 increased 19% or Ps. 48 million to reach Ps. 295 million in comparison to Ps. 247 million in the previous year. This increase was mainly due to a 23% increase in network operating services and an increase of 6% in technical expenses, driven by the following:

1.	Higher termination costs related to wholesale traffic;
2.	The lease of circuits and ports;
3.	Pay tv content; and,
4.	The overall effect of the Peso devaluation on the company´s cost structure.

The Company recorded a decrease in installation expenses which was mainly due to the decrease in installations in the residential and commercial divisions during the quarter, as previously mentioned.

SG&A

SG&A expenses were Ps. 192 million in the first quarter of 2009, 4% above Ps. 185 million in the same period of 2008. The Ps. 7 million increase was mainly driven by bad debt expenses, higher salaries, wages and benefits as a result of a higher headcount. These increases were partially offset by lower marketing and advertising expenses, insurance, and external advisory expenses, among others. Although the SG&A level is similar on a year over year basis, when compared to the immediate previous quarter the company was able to reduce it by 13%.

EBITDA and Adjusted EBITDA

EBITDA for the first quarter of 2009 was Ps. 150 million, a 22% decrease from Ps. 192 million in the same period of last year. EBITDA Margin was 24% during the period, lower than 31% in the first quarter of 2008.

Adjusted EBITDA for the first quarter of 2009 was Ps. 151 million, 22% lower than Ps. 194 million in the same period of last year. Adjusted EBITDA Margin was 24% during the period, lower than 31% in the first quarter of 2008.

On a quarter over quarter basis, EBITDA and Adjusted EBITDA margins improved from 19% and 21% respectively.

Operating Income

The Company recorded an operating loss for the first quarter of 2009 of Ps. 26 million which does not compare favorably with an operating income of Ps. 70 million for the same period of 2008.

Besides the operating results explained above, this operating loss was also affected the Ps. 54 million increase in depreciation and amortization charges directly related to the capital expenditure program invested during 2008.

Comprehensive Financial Result

During the quarter, the Company registered a Comprehensive Financial Result of Ps. 136 million, a Ps. 73 million increase when compared to Ps. 63 million in the same period of 2008.

	1Q 09	1Q 08	ΔPs.	Δ%
Interest Expense	78	73	5	7%
Interest (income)	(3)	(24)	21	(88%)
Exchange Rate (income) loss – Net	61	14	47	336%
Total	136	63	73	116%

First Quarter 2009 Results

The higher Comprehensive Financial Result was due to:

1.
An increase in the exchange rate loss of Ps. 61 million in the first quarter of 2009, compared to a net exchange rate loss of Ps.14 million recognized in the same period of last year as a result of the Peso devaluation. At March 31, 2009 the exchange rate between the Mexican Peso and the United States Dollar was 14.3317, compared to Ps. 10.6962 at the end of March 31, 2008, and;

2.	An increase in the amount of net interest paid which increased from Ps. 49 million in the first quarter of 2008 to Ps. 75 million in the first quarter of 2009.

Taxes

The Company recorded Ps. 62 million in deferred income tax provisions during the first quarter of 2009, compared to Ps. 6 million in the first quarter of 2008. The Company is not subject to pay single rate corporate tax for this reporting quarter.

Net Income

The company posted a net loss during the first quarter of 2009 of Ps. 115 million, which compares to a net income of Ps. 8 million reported in the first quarter of 2008.

Capital Expenditures

Capital Expenditures during the period totaled Ps. 238 million, lower than the Ps. 362 million recorded in the first quarter of 2008. Capital Expenditures were primarily used for telephone network systems specifically in the commercial business area and equipment for Maxcom’s network expansion.

Indebtedness

At March 31, 2009 the Company reported its Indebtedness level at Ps. 2,967 million.  The Company’s leverage ratio measured by Debt/EBITDA, was 5.5 times in the first quarter of 2009 in comparison to 3.1 times in the same period of 2008. In addition, net Debt/EBITDA was 2.5 times in the first quarter of 2009 in comparison to 0.1 times in the same period of 2008.

###

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Juan-Carlos Sotomayor
Mexico City, Mexico
(52 55) 4770 1170
juan.sotomayor@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

###

First Quarter 2009 Results

  MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

 UNAUDITED CONSOLIDATED BALANCE SHEET

 Thousand Mexican Pesos ("Ps.") and US Dollars ("$")

	As of March 31, 2008			As of March 31, 2009
	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps.	2,286,725	$159,557	Ps.	1,630,367	$113,759
		2,286,725	159,557		1,630,367	113,759
Accounts receivable:
Customers, net of allowance		597,343	41,680		749,380	52,288
Value added tax refundable		174,878	12,202		149,757	10,449
Other sundry debtors		67,805	4,731		90,246	6,300
		840,026	58,613		989,383	69,037

Inventory		28,058	1,958		37,146	2,592
Prepaid expenses		43,241	3,017		31,186	2,176
Total current assets		3,198,050	223,145		2,688,082	187,564

Frequency rights, net		78,989	5,511		64,870	4,526
Telephone network systems and equipment, net		4,440,896	309,865		4,770,287	332,849
Pre-operating expenses, net		72,086	5,030		45,513	3,176
Intangible assets, net		202,367	14,120		260,883	18,203
Financial instruments		6,231	435		108,881	7,597
Deposits		7,498	523		8,423	588
Deferred taxes		-	-		210,247	14,670
Prepaid expenses long term		20,012	1,396		14,167	989
Other assets		9,254	646		6,357	443

Total assets	Ps.	8,035,383	$560,671	Ps.	8,177,710	$570,605

LIABILITIES
CURRENT LIABILITIES:
Interest payable		83,855	5,851		97,621	6,812
Accounts payables and accrued expenses		534,047	37,263		668,314	46,632
Notes payables		6,442	449		3,281	229
Deferred income		2,908	203		2,333	163
Payroll and other taxes payable		51,849	3,618		42,175	2,943
Total current liabilities		679,101	47,384		813,724	56,779

LONG-TERM LIABILITIES:
Senior notes, net		2,139,240	149,266		2,866,340	200,000
Notes payable		3,549	248		-	-
Other accounts payable		9,556	667		12,469	870
Deferred taxes		83,118	5,800		-	-
Pensions and postretirement obligations		8,667	605		23,374	1,631
Other long term liabilities		68,486	4,779		66,395	4,633
Hedging valuation		6,168	430		9,247	645
Total liabilities	Ps.	2,997,885	$209,179	Ps.	3,791,549	$264,558

SHAREHOLDERS' EQUITY
Capital stock		5,410,251	377,502		5,410,244	377,502
Premium on capital stock		886,349	61,845		816,563	56,976
Accumulated deficit		(1,267,466)	(88,438)		(1,705,230)	(118,983)
Net loss for the period		8,364	583		(115,232)	(8,040)
Share repurchase program		-	-		(20,184)	(1,408)
Total shareholders' equity (deficit)	Ps.	5,037,498	$351,492	Ps.	4,386,161	$306,047

Total liabilities and equity	Ps.	8,035,383	$560,671	Ps.	8,177,710	$570,605

NOTES TO FINANCIAL STATEMENTS:
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of 14.3317 per US$1.00.

First Quarter 2009 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

 UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

 Thousand of Mexican Pesos ("Ps.")  and US Dollars ("$")

	3 months ended on March 31, 2008				3 months ended on March 31, 2009
	Pesos		US Dollars	%	Pesos		US Dollars	%

TOTAL REVENUES	Ps.	624,367	$43,565	100%	Ps.	637,548	$44,485	100%

Network operating services		209,324	14,606	34%		257,315	17,954	40%
Technical expenses		33,167	2,314	5%		35,258	2,460	6%
Installation expenses		4,742	331	1%		2,592	181	0%
Cost of network operation		247,233	17,251	40%		295,165	20,595	46%

GROSS PROFIT		377,134	26,314	60%		342,383	23,890	54%

SG&A		185,128	12,917	30%		192,044	13,400	30%

EBITDA		192,006	13,397	31%		150,339	10,490	24%

Depreciation and amortization		121,883	8,504			176,187	12,294

Operating income (loss)		70,123	4,893			(25,848)	(1,804)

Comprehensive (income) cost of financing:

*Interest expense		73,786	5,148			78,614	5,485
**Interest (income), net		(24,495)	(1,709)			(2,998)	(209)
Exchange (income) loss, net		13,918	971			60,705	4,236
		63,209	4,410			136,321	9,512

Other (income) expense		4,725	330			15,195	1,060

INCOME (LOSS) BEFORE TAXES		2,189	153			(177,364)	(12,376)

Taxes:
Income tax		3,175	222			-	-
Deffered income tax		(9,350)	(652)			(62,132)	(4,335)
Total tax		(6,175)	(430)			(62,132)	(4,335)

NET INCOME (LOSS)	Ps.	8,364	$583		Ps.	(115,232)	$(8,040)

*Adjusted EBITDA		193,541	13,504			151,349	10,560
% of revenue Adjusted EBITDA		31%	31%			24%	24%

NOTES TO FINANCIAL STATEMENTS:
* Interest related to Senior Notes, Banks and Vendor Financing
** Interest Income net
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of 14.3317 per US$1.00.

First Quarter 2009 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

 UNAUDITED CONDENSED CASH FLOW

 Thousand of Mexican Pesos ("Ps.") and US Dollars ("$")

	3 months ended on March 31, 2008		3 months ended on March 31, 2009		US Dollars
Operating Activities:
Income before taxes	Ps.	2,189	Ps.	(177,364)	$(12,376)

Non-cash items		(34,000)		158,680	11,072
Items related to investment activities		98,076		178,770	12,474
Items related to financing activities		87,198		80,865	5,642
Cash flow from income/loss before taxes		153,463		240,951	16,812

Cash flow from : Accounts receivables		(80,090)		(33,177)	(2,315)
Inventory		5,191		3,730	260
Accounts payables		39,021		153,482	10,709
Other assets and liabilities		(25,604)		(17,634)	(1,230)
Income taxes		(3,175)		-	-
Cash flow from operation activities		(64,657)		106,401	7,424

Net cash flow from operating activities		88,806		347,353	24,237

Cash flow from : Telephone network systems and equipment, net		(361,953)		(237,542)	(16,575)
Other assets		-		(70,000)	(4,884)
Cash flow from capital expeditures		(361,953)		(307,542)	(21,459)

Cash in excess/(required) to be used in financing activities		(273,147)		39,811	2,778

Cash flow from : Vendor financing		(1,346)		(1,073)	(75)
Additional paid in capital		(1,707)		120	8
Other financing activities		23,392		105	7
Cash flow from financing activities		20,339		(848)	(59)

Increase (decrease) in cash and temporary investments		(252,808)		38,962	2,719

Cash and cash equivalents at beginning of the period		2,539,533		1,591,405	111,041
Cash and cash equivalents at the end of the period	Ps.	2,286,725	Ps.	1,630,367	$113,759

For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of 14.3317 per US$1.00.